UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                              Peoples Bancorp, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   70978T 10 7
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                                 (CUSIP Number)

                                  April 9, 1997
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             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

|_|    Rule 13d-1(b)
|X|    Rule 13d-1(c)
|_|    Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70978T 10 7                                          Page 2 of 6 Pages

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1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

         Residuary Trust Under the Will of A. Parks Rasin, Jr., deceased 52-6185192

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2        Check the Appropriate Box if a Member of a Group
         (a)  |X|
         (b)  |_|

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3        SEC Use Only

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4        Citizenship or Place of Organization:  Maryland, USA

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Number of            5     Sole Voting Power:  0
Shares               -----------------------------------------------------------
Beneficially         6     Shared Voting Power:  46,920
Owned by             -----------------------------------------------------------
Each                 7     Sole Dispositive Power:  0
Reporting            -----------------------------------------------------------
Person With          8     Shared Dispositive Power:  46,920

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9        Aggregate Amount Beneficially Owned by Each Reporting Person:  46,920

--------------------------------------------------------------------------------
10       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
         |_|

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11       Percent of Class Represented by Amount in Row (9):  5.95%

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12       Type of Reporting Person:  OO  Trust

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

CUSIP No. 70978T 10 7                                          Page 3 of 6 Pages

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1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

         Martha F. Rasin

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2        Check the Appropriate Box if a Member of a Group
         (a)  |X|
         (b)  |_|

--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        Citizenship or Place of Organization:  United States

--------------------------------------------------------------------------------

Number of            5     Sole Voting Power:  0
Shares               -----------------------------------------------------------
Beneficially         6     Shared Voting Power:  46,920
Owned by             -----------------------------------------------------------
Each                 7     Sole Dispositive Power:
Reporting            -----------------------------------------------------------
Person With          8     Shared Dispositive Power:  46,920

--------------------------------------------------------------------------------
9        Aggregate Amount Beneficially Owned by Each Reporting Person:  46,920

--------------------------------------------------------------------------------
10       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
         |_|
--------------------------------------------------------------------------------
11       Percent of Class Represented by Amount in Row (9):  5.95%

--------------------------------------------------------------------------------
12       Type of Reporting Person:  IN

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

                                                               Page 4 of 6 Pages

Item 1(a).    Name of Issuer:

              Peoples Bancorp, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:

              100 Spring Avenue
              Chestertown, Maryland 21620

Item 2 (a).   Name of Person Filing:

              Residuary Trust Under the Will of A. Parks Rasin, Jr., deceased (the "Trust"), and Martha F. Rasin, co-trustee of the Trust.

Item 2(b).    Address of Principal Business Office or if none, Residence:

              Residuary Trust U/W of
              A. Parks Rasin, Jr., deceased      Martha F. Rasin
              P.O. Box 228                       P.O. Box 228
              Chestertown, Maryland 21620        Chestertown, Maryland 21620

Item 2(c).    Citizenship or Place of Organization

              The Trust is a Maryland trust.

              Ms. Rasin is a citizen of the United States of America, State of Maryland.

Item 2(d).    Title of Class of Securities:

              Common Stock, par value $10.00 per share

Item 2(e).    CUSIP Number:

              70978T 10 7

Item 3.       Not Applicable

                                                           Page 5 of 6 Pages

Item 4.       Ownership:

              Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

              (a) Amount Beneficially Owned:

                  The Trust beneficially owns 46,920 shares of Common Stock. Ms. Rasin is a co-trustee of the Trust and shares voting and dispositive power with respect to the shares of Common Stock held by the Trust.

              (b) Percent of Class:

                  5.95%

              (c) Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote: 0

                  (ii)  Shared power to vote or to direct the vote: 46,920

                  (iii) Sole power to dispose or to direct the disposition of: 0

                  (iv)  Shared power to dispose or to direct the disposition of:
                        46,920

Item 5.       Ownership of Five Percent or Less of a Class

              Not Applicable

Item 6.       Ownership of More than Five Percent on Behalf of Another Person

              Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

              Not Applicable

Item 8.       Identification and Classification of Members of Group.

              This Schedule 13G is filed on behalf of the Residuary Trust Under the Will of A. Parks Rasin, Jr., deceased, and Martha
              F. Rasin, a co-trustee of the Trust.

                                                               Page 6 of 6 Pages

Item 9.       Notice of Dissolution of Group.

              Not Applicable

Item 10.      Certification.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


                                       RESIDUARY TRUST UNDER THE WILL OF
                                       A. PARKS RASIN, JR., DECEASED



Dated:  January 30, 2006               By: /s/ Alexander P. Rasin, III
                                           -------------------------------------
                                           Alexander P. Rasin, III, Trustee



Dated:  January 30, 2006               By: /s/ Martha F. Rasin
                                           -------------------------------------
                                           Martha F. Rasin, Trustee



Dated:  January 30, 2006               /s/ Martha F. Rasin
                                       -----------------------------------------
                                       Martha F. Rasin

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (and all amendments thereto) with respect to the Common Stock, par value $10.00 per share, of Peoples Bancorp Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

         The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

         IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on January 30, 2006.

                                       RESIDUARY TRUST UNDER THE WILL OF
                                       A. PARKS RASIN, JR., DECEASED



Dated:  January 30, 2006               By: /s/ Alexander P. Rasin, III
                                           -------------------------------------
                                           Alexander P. Rasin, III, Trustee



Dated:  January 30, 2006               By: /s/ Martha F. Rasin
                                           -------------------------------------
                                           Martha F. Rasin, Trustee



Dated:  January 30, 2006               /s/ Martha F. Rasin
                                       -----------------------------------------
                                       Martha F. Rasin